EXHIBIT 99.1

COMMSCOPE, INC. FORWARD-LOOKING INFORMATION

The Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and other related laws provide a “safe harbor” for forward-looking statements. Our Form 10-K for the year ended December 31, 2005, our Annual Report to Stockholders, any Form 10-Q or Form 8-K of ours, or any other oral or written statements made by us or on our behalf, may include forward-looking statements which reflect our current views with respect to future events and financial performance. These forward-looking statements are identified by their use of such terms and phrases as “intends,” “intend,” “intended,” “goal,” “estimate,” “estimates,” “expects,” “expect,” “expected,” “project,” “projects,” “projected,” “projections,” “plans,” “anticipates,” “anticipated,” “should,” “think,” “thinks,” “designed to,” “foreseeable future,” “believe,” “believes,” “scheduled” and similar expressions. This list of indicative terms and phrases is not intended to be all-inclusive. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. We do not intend, and are not undertaking any duty or obligation, to update any forward-looking statements to reflect developments or information obtained after the date of this Exhibit 99.1.

Our actual results may differ significantly from the results discussed in forward-looking statements. Factors that might cause such a difference include, but are not limited to (a) the general political, military, economic and competitive conditions in the United States and other markets where we operate; (b) changes in capital availability or costs, such as changes in interest rates, market perceptions of the industry in which we operate, security ratings or general stock market fluctuations; (c) workforce factors; (d) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board, the Public Company Accounting Oversight Board and the Securities and Exchange Commission (SEC); (e) the impact of corporate governance, accounting and securities law reforms by the United States Congress, the SEC and the New York Stock Exchange; (f) risks related to production and inventory, including warranty costs, obsolescence charges, excess capacity and material and labor costs; and (g) the factors set forth below.

We are dependent on a limited number of key customers or distributors for a substantial portion of the net sales in each of our business segments.

Within each of our business segments, a limited number of key customers or distributors account for a substantial portion of our net sales:

Enterprise

We distribute enterprise and certain other products through a worldwide network of more than 2,000 distributors, system integrators and value-added resellers. For the six months ended June 30, 2006, sales of such products to the top three distributors, system integrators and value-added resellers represented approximately 42% of our consolidated net sales. In particular, Anixter International Inc. and affiliates accounted for approximately 31% of our consolidated net sales during such period.

Broadband

Although the domestic cable television industry is comprised of thousands of cable systems, a small number of cable television operators own a majority of cable television systems and account for a majority of the capital expenditures made by cable television operators. Although we sell to a wide variety of customers dispersed across many different geographic areas, sales of our broadband products to the five largest domestic cable television operators represented approximately 17% of our consolidated net sales for the six months ended June 30, 2006.

Carrier

Sales of carrier products are concentrated among a limited number of large telecommunication service providers.

The concentration of our net sales among these key customers or distributors subjects us to a variety of risks that could have a material adverse impact on our net sales and profitability, including, without limitation:

•       loss of one or more of our key customers or distributors, including failure to renegotiate new distributor agreements;

•       financial difficulties experienced by one or more of our key customers resulting in reduced purchases of our products and/or uncollectible accounts receivable balances;

•       reductions in inventory levels held by distributors, which may be unrelated to purchasing trends by the ultimate customer;

•       consolidations in the cable television and/or telecommunications industry could result in delays in purchasing decisions, or reduced purchases, by the merged businesses;

•       the cable television and telecommunications industry are each subject to significant  government regulation and implementation of new or existing laws or regulations could impact capital spending plans and, therefore, adversely impact our business;

•       increases in the cost of capital and/or reductions in the amount of capital available to the cable television and telecommunications industry could reduce the level of their capital spending and, therefore, adversely impact our business;

•       reductions in the level of capital spending in the corporate information technology sector could have an adverse impact on sales of our enterprise products;

•       reductions in the level of spending on network maintenance and/or capital improvements by cable television and/or telecommunications customers could have an adverse impact on our sales of broadband and/or carrier products; and

•       competition for cable television operators from satellite and wireless television providers, telephone companies or others could result in lower capital spending and have an adverse impact on our sale of broadband products.

We face competitive pressures with respect to all of our major products.

In each of our major product groups, we compete with a substantial number of foreign and domestic companies, some of which have greater resources (financial or otherwise), or lower operating costs, than we have. The rapid technological changes occurring in the telecommunications industry could lead to the entry of new competitors. Existing competitors’ actions, such as price reductions or introduction of new innovative products, use of internet auctions by customers or competitors, and new entrants may have a material adverse impact on our sales and profitability. We cannot assure you that we will continue to compete successfully with our existing competitors or that we will be able to compete successfully with new competitors.

Fiber optic technology presents a potential substitute for some of the communications cable products we sell. A significant decrease in the cost of fiber optic systems could make these systems superior on a price/performance basis to copper systems. A significant decrease in the cost of fiber optic systems would reasonably be expected to have a materially adverse effect on our coaxial and twisted pair cable sales.

There are various complementary and competitive wireless technologies that could be a potential substitute for some of the communications cable products we sell. A significant technological breakthrough or significant decrease in the cost of deploying these wireless technologies could have a material adverse effect on our cable sales.

Successful implementation and roll-out of product innovations is necessary to preserve customer relationships.

Many of our markets are characterized by advances in information processing and communications capabilities which require increased transmission speeds and greater capacity, or “bandwidth,” for carrying information. These advances require ongoing improvements in the capabilities of cable and connectivity products. We believe that our future success will depend in part upon our ability to enhance existing products and to develop and manufacture new products that meet or anticipate these changes. The failure to introduce successful new or enhanced products on a timely and cost-competitive basis or the inability to continue to market existing products on a cost-competitive basis could materially adversely affect our results of operations and financial condition.

Orders received from customers may be cancelled or may result in lower levels of orders in future periods.

The quarterly volume of orders received from customers may be volatile.  Orders received from customers may not ultimately result in sales as customers may cancel or modify orders prior to shipment of the goods.  In addition, the volume of orders received from one or more customers in one quarter may result in a lower volume of orders from those customers in subsequent quarters.

Our dependence on commodities subjects us to price fluctuations and potential availability constraints which could materially adversely affect our profitability.

Our profitability may be materially affected by changes in the market price and availability of certain raw materials, most of which are linked to the commodity markets. The principal raw materials we purchase are plastics and other polymers; rods, tapes, tubes and wires made of copper, steel or aluminum; and optical fiber. Polymers are used to insulate and protect cables, and fabricated aluminum, copper and steel are used in the production of coaxial and twisted pair cables. Prices for copper, aluminum, steel, fluoropolymers and certain other polymers, derived from oil and natural gas, have been volatile as a result of increased global demand and supply disruptions. As a result, we have significantly increased our prices for certain products and may have to increase prices again in the future. Delays in implementing price increases and our inability to achieve market acceptance of future price increases could have a material adverse impact on our results of operations.

We are dependent on a limited number of key suppliers for certain raw materials.

For certain of our raw material purchases, including fluorinated ethylene propylene (FEP), copper rods, fine aluminum wire, steel wire and optical fiber, we are dependant on key suppliers.

FEP is the primary raw material used throughout the industry for producing flame-retarding cables for LAN applications. There are few worldwide producers of FEP and market supplies have been periodically limited over the past several years. Availability of adequate supplies of FEP will be critical to future LAN cable sales growth. If FEP is not available in adequate quantities on acceptable terms, our results of operations and financial condition could be materially adversely affected.

We internally produce a significant portion of our requirements for fine aluminum wire, which is available externally from only a limited number of suppliers. Our failure to manufacture or adequately expand our internal production of fine aluminum wire, and/or our inability to obtain these materials from other sources in adequate quantities on acceptable terms, could have a material adverse effect on our results of operations and financial condition.

Optical fiber is a primary material used for making fiber optic cables. There are few worldwide suppliers of the premium optical fibers we use in our products. Availability of adequate supplies of premium optical fibers will be critical to future fiber optic cable sales growth. We believe that our optical fiber supply arrangements with two suppliers address concerns about the continuing availability of these materials to us, although there can be no assurance of this.

Our key suppliers could experience financial difficulties, or there may be global shortages of the raw materials we use, and our inability to find sources of supply on reasonable terms could materially adversely affect our ability to manufacture products in a cost-effective way.

If our products, or components or completed products purchased from our suppliers, experience performance issues, our business will suffer.

Our business depends on delivering products of consistently high quality. To this end, our products, including components and raw materials purchased from our suppliers and completed goods purchased for resale, are rigorously tested for quality both by us and our customers. Nevertheless, our products are highly complex and our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios. For various reasons (including, among others, the occurrence of performance problems unforeseeable in testing), our products and components and raw materials purchased from our suppliers may fail to perform as expected. Performance issues could result from faulty design or problems in manufacturing. We have experienced such performance issues in the past and remain exposed to such performance issues. In some cases, recall of some or all affected products, product redesigns or additional capital equipment may be required to correct a defect. In addition, we warrant certain products for periods ranging from one to twenty-five years from the date of sale, depending upon the product subject to the warranty. In particular, we warrant the operation of our SYSTIMAX products for a period of 20 years from installation. In some cases, we indemnify our customers against damages or losses that might arise from certain claims relating to our products. Although historical warranty and indemnity claims have not been significant, we cannot assure you that future claims will not have a material adverse effect on our results of operations and financial position. Any significant or systemic product failure could also result in lost future sales of the affected product and other products, as well as customer relations problems.

If our integrated global manufacturing operations suffer production or shipping delays, we may experience difficulty in meeting customer demands.

We internally produce a significant portion of certain components used in our finished products, including bimetallic center conductors, braided core and fine aluminum wire, at certain of our manufacturing facilities. Disruption of our ability to produce at or distribute from these facilities due to failure of our technology, fire, electrical outage, natural disaster, acts of terrorism, shipping interruptions or some other catastrophic event could materially adversely affect our ability to manufacture products at our other manufacturing facilities in a cost-effective and timely manner.

We periodically realign manufacturing capacity among our global facilities in order to reduce costs by improving manufacturing efficiency and to improve our long-term competitive position. The implementation of these initiatives may include significant shifts of production capacity among facilities.

There are significant risks inherent in the implementation of these initiatives, including, but not limited to, ensuring that: there is adequate production capacity to meet customer demand while capacity is being shifted among facilities; there is no decrease in product quality occurs as a result of shifting capacity; adequate raw material and other service providers are available to meet the needs at the new production locations; equipment can be successfully removed, transported and re-installed; and adequate supervisory, production and support personnel are available to accommodate the shifted production.

In the event that manufacturing realignment initiatives are not successfully implemented, we could experience lost future sales and increased operating costs as well as customer relations problems, which could have a material adverse effect on our results of operations.

If we encounter capacity constraints with respect to our internal facilities and/or existing or new contract manufacturers, it could have an adverse impact on our business.

If we do not have sufficient production capacity, either through our internal facilities and/or through independent contract manufacturers to meet customer demand for our products, we may experience lost sales opportunities and customer relations problems, which could have a material adverse effect on our business.

If contract manufacturers that we rely on to produce products or key components of products encounter production, quality, financial or other difficulties, we may experience difficulty in meeting customer demands.

We rely on unaffiliated contract manufacturers to produce certain products or key components of products.  If we are unable to arrange for sufficient production capacity among our contract manufacturers or if our contract manufacturers encounter production, quality, financial or other difficulties, we may encounter difficulty in meeting customer demands.  Any such difficulties could have an adverse effect on our business and financial results, which could be material.

Our significant international operations present economic, political and other risks.

We have a significant level of international manufacturing operations and international sales. We have manufacturing facilities in Belgium, China, Brazil, Ireland and Australia. For the six months ended June 30, 2006, international sales represented approximately 31% of our net sales. Our international sales, manufacturing and distribution operations are subject to the risks inherent in operating abroad, including, but not limited to, risks with respect to currency exchange rates; economic and political destabilization; restrictive actions by foreign governments; nationalizations; the laws and policies of the United States affecting trade, foreign investment and loans; foreign tax laws, including the ability to recover amounts paid as value added taxes; compliance with local laws and regulations; armed conflict; terrorism; shipping interruptions; and major health concerns (such as infectious diseases).

We may not fully realize the anticipated savings from previously announced restructuring actions and may need to undertake further restructuring actions in the future.

We recognized pretax restructuring charges of $7.8 million during the six months ended June 30, 2006. These charges were related to the global manufacturing initiative that commenced in the third quarter of 2005. Implementation of this initiative may take longer and be more costly than originally anticipated and the anticipated benefits may not be fully realized.

In response to general business conditions, the then current level of business and the outlook for future business, we may again need to initiate restructuring actions that could result in workforce reductions and restructuring charges, which could be material.

We may need to recognize impairment charges related to fixed assets, amortizable intangible assets or goodwill or other intangible assets with indefinite lives.

We have recognized impairment charges in the past as a result of adverse changes in business conditions or in conjunction with restructuring activities. As a result of an event or a change in circumstances or through our periodic testing, we may, in the future, determine that one or more of our long-lived assets is impaired and that an impairment charge is required. Any such impairment charge could have a material effect on our results of operations and financial position.

We have significant unfunded obligations under employee benefit plans.

Significant changes to the assets and/or the liabilities related to our employee benefit obligations as a result of changes in actuarial estimates, asset performance or benefit changes, among others, could have a material impact on our financial position and results of operations.

In addition, legislative or regulatory changes could require us to fund a material portion of the obligation, which could have a material adverse impact on our financial flexibility.

We may not fully realize anticipated benefits from prior or future acquisitions or equity investments.

Although we expect to realize strategic, operational and financial benefits as a result of any acquisition or equity investment, we cannot predict whether and to what extent such benefits will be achieved. There are significant challenges to integrating an acquired operation into our business, including, but not limited to:

•       successfully managing the operations, manufacturing facilities and technology;

•       maintaining and increasing the customer base;

•       retention of key employees, suppliers and distributors;

•       integrating management information, inventory, accounting and sales systems; and

•       addressing significant operating losses related to certain product lines.

We may incur costs and may not be successful in protecting our intellectual property and in defending claims that we are infringing on the intellectual property of others.

We may encounter difficulties, costs or risks in protecting our intellectual property rights or obtaining rights to additional intellectual property to permit us to continue or expand our business. Other companies, including some of our largest competitors, hold intellectual property rights in our industry and the intellectual property rights of others could inhibit our ability to introduce new products unless we secure licenses on commercially reasonable terms, as such are needed.

In addition, we have been required and may be required in the future to initiate litigation in order to enforce any patents issued or licensed to us or to determine the scope and/or validity of a third party’s patent or other proprietary rights. We also have been and may in the future be subject to lawsuits by third parties seeking to enforce their own intellectual property rights. Any such litigation, regardless of outcome, could subject us to significant liabilities or require us to cease using proprietary third party technology and, consequently, could have a material adverse effect on our results of operations and financial condition.

In certain markets, we may be required to address counterfeit versions of our products. We may incur significant costs in pursuing the originators of such counterfeit products and, if we are unsuccessful in eliminating them from the market, may experience a diminution in the value of our products.

Our ability to obtain additional capital on commercially reasonable terms may be limited.

Although we believe cash from operations and availability under our senior secured revolving credit facility provide adequate resources to fund ongoing operating requirements, we may need to seek additional financing to compete effectively. Our public debt ratings affect our ability to raise capital and the cost of that capital. As of June 30, 2006, our corporate debt rating from Standard & Poor’s is BB. Future downgrades of our debt ratings may increase our borrowing costs and affect our ability to access the debt or equity capital markets on terms and in amounts that would be satisfactory to us.

If we are unable to obtain capital on commercially reasonable terms, it could:

•       reduce funds available to us for purposes such as working capital, capital expenditures, research and development, strategic acquisitions and other general corporate purposes;

•       restrict our ability to introduce new products or exploit business opportunities;

•       increase our vulnerability to economic downturns and competitive pressures in the industry we operate in;

•       limit our financial flexibility to finance a full or partial redemption of our $250 million aggregate principal amount of 1% convertible senior subordinated debentures; and

•       place us at a competitive disadvantage.

Additional indebtedness may be incurred in the future under the revolving facility that is part of our senior secured credit facility, through future debt issuance, through assumption of liabilities in connection with future acquisitions or otherwise.

Our business depends on effective information management systems.

We rely on our enterprise resource planning (ERP) systems to support such critical business operations as processing sales orders and invoicing; inventory control; purchasing and supply chain management; payroll and human resources; and financial reporting.  We periodically implement upgrades to such systems or migrate one or more of our affiliates from one system to another.  If we are unable to adequately maintain such systems to support our developing business requirements or effectively manage any upgrade or migration, we could encounter difficulties that could have an adverse impact on our business, internal controls over financial reporting, financial results, or our ability to timely and accurately report such results, which could be material.

A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

We maintain insurance covering our normal business operations, including fire, property and casualty protection that we believe is adequate. We do not generally carry insurance covering wars, acts of terrorism, earthquakes or other similar catastrophic events. Because insurance has generally become more expensive, we may not be able to obtain adequate insurance coverage on financially reasonable terms in the future. A significant uninsured loss or a loss in excess of our insurance coverage could materially adversely affect our financial condition.

Compliance with domestic and foreign environmental laws and potential environmental liabilities may have a material adverse impact.

We are subject to various federal, state, local and foreign environmental laws and regulations governing, among other things, discharges to air and water, management of hazardous substances, handling and disposal of solid and hazardous waste, and investigation and remediation of hazardous substance contamination. Because of the nature of our business, we have incurred and will continue to incur costs relating to compliance with these environmental laws and regulations. Compliance with current laws and regulations has not had and is not expected to have a material adverse effect on our financial condition. However, new laws and regulations, including those regulating the types of substances allowable in certain of our products, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new remediation or discharge requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our financial condition and results of operations. For example, the European Union has issued directives relating to hazardous substances contained in electrical and electronic equipment and the disposal of waste electrical and electronic equipment. If we are unable to comply with these and similar laws in other jurisdictions, it could have a material adverse effect on our financial condition and results of operations.

Pursuant to the Comprehensive Environmental Response, Compensation and Liability Act and similar state statutes, current or former owners or operators of a contaminated property, as well as companies that generated, disposed of, or arranged for the disposal of hazardous substances at a contaminated property can be held jointly and severally liable for the costs of investigation and remediation of the contaminated property, regardless of fault. Our present and past facilities have been in operation for many years and over that time, in the course of those operations, these facilities have used substances or generated and disposed of wastes which are or might be considered hazardous. We have been indemnified by prior owners and operators of certain of these facilities for costs of investigation and/or remediation, but there can be no assurance that we will not ultimately be liable for some or all of these costs. Therefore, it is possible that environmental liabilities may arise in the future which we cannot now predict.

We may experience significant variability in our quarterly and annual effective tax rate.

For the years ended December 31, 2003, 2004 and 2005 and the three and six months ended June 30, 2006, our effective tax rate has ranged from 29.7% to 37.0%. Variability in the mix and profitability of domestic and international activities, identification and resolution of various tax uncertainties and the failure to realize tax benefits related to equity-based compensation may significantly impact our effective income tax rate in the future. A significant increase in our effective income tax rate could have a material impact on our results of operations.